

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Liu Yanyan- Chief Financial Officer
China Modern Agricultural Information, Inc.
No.A09, Wuzhou Sun Town
Limin Avenue, Limin Development District
Harbin, Heilongjiang, China

Re: China Modern Agricultural Information, Inc.
Form 10-K, for the fiscal year ended June 30, 2012
Filed October 11, 2012
File No. 000-54510

Dear Ms. Yanyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates, page 22

1. In the first paragraph, entitled Basis of Accounting and Presentation, you refer to your unaudited interim financial statements as of June 30, 2012 and for the twelve months ended June 30, 2012 and 2011. You also state that such interim financial information should be read in conjunction with the financial statements included in your Form 10-K for the fiscal year ended June 30, 2012, previously filed with the SEC. Please revise this paragraph as the financial statements included in your Form 10-K are audited, and since such financial statements are not interim financial statements. Also, your Form 10-K for the fiscal year ended June 30, 2012 was not previously filed. Please revise accordingly.

Item 8. Financial Statements and Supplementary Data, page 23

Note 7. Notes Receivable, page F-30

2. We note that (i) you sold cows to local farmers during 2011, (ii) your agreements with these local farmers provides for a 30% commission of their monthly milk sales generated by the cows sold in exchange for your assistance in arranging for the sale of the milk, and (iii) the required 30% monthly payments are applied first to the monthly installments for the cows sold and the balances as commission income for your assistance in arranging the sale of the milk. With regard to your agreements with local farmers, please provide us with the following information:

   • Whether the required 30% monthly payments continue over the entire remaining life of the cows sold, or if the monthly payments are reduced (or eliminated) upon full satisfaction of the related note.
   • Whether your agreements allow the local farmers to arrange for third party assistance in arranging for the sale of the milk, or if they are contractually obligated to use your services to arrange for milk sales.
   • If the local farmers are contractually obligated to use your services to arrange form milk sales, tell us whether the 30% commission is the customary charge in China for assistance in arranging the sale of milk.

3. Please provide us with an example of the type of agreement, including the related note, that you entered into with local farmers during 2011.

4. Please tell us why you had no sales of milk cows to local farmers during the fiscal year ended June 30, 2012, and whether you expect to sell cows to local farmers in the future.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief